APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mind Gut Health Inc.

Profit and Loss

January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	136.00
Legal & Professional Services	**5,145.00**
Meals & Entertainment	111.28
Office Supplies & Software	2,534.90
Rent & Lease	28,500.00
Security	4,294.50
Taxes & Licenses	7,500.00
Travel	52.67
Utilities	138.00
Total Expenses	**$48,412.35**
NET OPERATING INCOME	**$ -48,412.35**
Other Income	**$13.74**
NET OTHER INCOME	**$13.74**
NET INCOME	**$ -48,398.61**

Mind Gut Health Inc.

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$45,272.48**
Other Current Assets	
Inventory	2,830.00
Total Other Current Assets	**$2,830.00**
Total Current Assets	**$48,102.48**
Fixed Assets	
Machinery & Equipment	**41,990.00**
Total Fixed Assets	**$41,990.00**
TOTAL ASSETS	**$90,092.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$9,376.49**
Total Current Liabilities	**$9,376.49**
Long-Term Liabilities	
Convertible Note	99,999.99
Shareholder Loan	29,014.61
Total Long-Term Liabilities	**$129,014.60**
Total Liabilities	**$138,391.09**
Equity	
Common Stock	100.00
Retained Earnings	
Net Income	-48,398.61
Total Equity	**$ -48,298.61**
TOTAL LIABILITIES AND EQUITY	**$90,092.48**

Mind Gut Health Inc.

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-48,398.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,546.49**
Net cash provided by operating activities	**$ -41,852.12**
INVESTING ACTIVITIES	**$ -28,990.00**
FINANCING ACTIVITIES	
Convertible Note	99,999.99
Shareholder Loan	16,014.61
Common Stock	100.00
Net cash provided by financing activities	**$116,114.60**
NET CASH INCREASE FOR PERIOD	**$45,272.48**
Cash at beginning of period	0.00
CASH AT END OF PERIOD	**$45,272.48**

Mind Gut Health Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales of Product Income	11,687.00
Total Income	**$11,687.00**
Cost of Goods Sold	**$17,641.21**
GROSS PROFIT	**$ -5,954.21**
Expenses	
Advertising & Marketing	2,377.78
Bank Charges & Fees	400.65
Insurance	3,744.60
Interest Paid	1,020.75
Legal & Professional Services	**10,353.22**
Meals & Entertainment	4,358.51
Office Supplies & Software	6,195.88
Rent & Lease	57,000.00
Security	10,038.89
Taxes & Licenses	2,000.00
Training	649.00
Travel	1,996.60
Utilities	2,975.67
Total Expenses	**$103,111.55**
NET OPERATING INCOME	**$ -109,065.76**
Other Income	**$631.88**
Other Expenses	**$5,500.00**
NET OTHER INCOME	**$ -4,868.12**
NET INCOME	**$ -113,933.88**

Mind Gut Health Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$10,874.06
Other Current Assets	
Inventory	16,364.60
Total Other Current Assets	**$16,364.60**
Total Current Assets	**$27,238.66**
Fixed Assets	
Machinery & Equipment	30,930.00
Tenant Improvement	5,550.09
Total Fixed Assets	**$36,480.09**
TOTAL ASSETS	**$63,718.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	$11,161.64
Total Current Liabilities	**$11,161.64**
Long-Term Liabilities	
Convertible Note	124,999.99
Shareholder Loan	89,789.61
Total Long-Term Liabilities	**$214,789.60**
Total Liabilities	**$225,951.24**
Equity	
Common Stock	100.00
Retained Earnings	-48,398.61
Net Income	-113,933.88
Total Equity	**$ -162,232.49**
TOTAL LIABILITIES AND EQUITY	**$63,718.75**

Mind Gut Health Inc.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-113,933.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-11,749.45**
Net cash provided by operating activities	**$ -125,683.33**
INVESTING ACTIVITIES	
Machinery & Equipment	-1,940.00
Machinery & Equipment:Selmi One	13,000.00
Tenant Improvement:Original cost	-5,550.09
Net cash provided by investing activities	**$5,509.91**
FINANCING ACTIVITIES	
Convertible Note	25,000.00
Shareholder Loan	60,775.00
Net cash provided by financing activities	**$85,775.00**
NET CASH INCREASE FOR PERIOD	**$ -34,398.42**
Cash at beginning of period	45,272.48
CASH AT END OF PERIOD	**$10,874.06**

I, Charlotte AB Troy, certify that:

1. The financial statements of Mind Gut Health Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Mind Gut Health Inc included in this Form reflects accurately the information reported on the tax return for Mind Gut Health Inc for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Charlotte AB Troy*

Name: Charlotte AB Troy

Title: CEO